# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Futurewave Acquisition Corp, CIK 0002116105
CUSIP: G37073106
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1185 Avenue of the Americas, Suite 349, New York, New York (NY), 10036
Date of event which requires filing of this statement: 06/26/2026
Filed by CIK 0002128290
Persons authorized to receive notices and communications: Daniel M. McCabe, 1185 Avenue of the Americas, Suite 349, New York, New York (NY), 10036, (212) 574-4425

## Reporting persons
- Futurewave Capital Solutions Ltd (CIK 0002128290): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 3,955,625; sole dispositive power 0; shared dispositive power 3,955,625; aggregate amount beneficially owned 3,955,625 (30.8% of the class)
  Comment: The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
- McCabe Daniel M. (CIK 0001924173): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,955,625; sole dispositive power 0; shared dispositive power 3,955,625; aggregate amount beneficially owned 3,955,625 (30.8% of the class)
  Comment: The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. HBM Group, Inc. owns 17.83% of the Sponsor, and Luminark Holdings LLC owns 10% of the Sponsor.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Futurewave Acquisition Corp
Address of issuer's principal executive offices: 1185 Avenue of the Americas, Suite 349, New York, New York (NY), 10036

## Item 2. Identity and Background
Name of person filing: The Sponsor is a British Virgin Islands business company whose principal business is serving as the sponsor of the Issuer.
Residence or business address: The Sponsor's principal business office is located at 1185 Avenue of the Americas, Suite 349, New York, New York 10036.
Present principal occupation or employment: Mr. McCabe is the sole director of the Sponsor and serves as the Chairman and Chief Executive Officer of the Issuer. HBM Group, Inc. owns 17.83% of the Sponsor, and Luminark Holdings LLC owns 10% of the Sponsor. Mr. McCabe's principal business address is 1185 Avenue of the Americas, Suite 349, New York, New York 10036.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Sponsor is organized under the laws of the British Virgin Islands. Mr. McCabe is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On February 28, 2026, the Sponsor acquired founder shares of the Issuer pursuant to a securities subscription agreement, which was subsequently amended by a first amendment dated May 28, 2026 (as amended, the "Subscription Agreement"). Pursuant to the Subscription Agreement, the Sponsor acquired an aggregate of 3,700,125 Ordinary Shares (the "Founder Shares") for an aggregate purchase price of $25,000. The underwriters exercised their over-allotment option in full in connection with the Issuer's initial public offering (the "IPO"), and, accordingly, none of the Founder Shares was forfeited.

On June 25, 2026, the Sponsor entered into a Private Placement Units Purchase Agreement with the Issuer, pursuant to which the Sponsor committed to purchase private placement units of the Issuer. On June 26, 2026, simultaneously with the closing of the IPO and the full exercise of the underwriters' over-allotment option, the Sponsor purchased 255,500 private placement units (the "Private Units") for an aggregate purchase price of $2,555,000. Each Private Unit contains one Ordinary Share, one redeemable warrant and one right to receive one-fourth of one Ordinary Share upon the consummation of the Issuer's initial business combination.

The aggregate purchase price paid by the Sponsor for the Founder Shares and the Private Units was $2,580,000. The Sponsor used funds available to it to purchase such securities. Mr. McCabe is deemed to beneficially own the Ordinary Shares reported herein solely by virtue of his control of the Sponsor.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported herein to facilitate the organization and IPO of the Issuer and for investment purposes. The Issuer is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (an "Initial Business Combination").

Mr. McCabe serves as the Chairman and Chief Executive Officer of the Issuer. In such capacities, and through the Sponsor, the Reporting Persons intend to review, evaluate and, where appropriate, participate in discussions or negotiations concerning potential Initial Business Combination candidates and related financing, governance and other matters. Any such transaction may involve one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Pursuant to a letter agreement dated June 25, 2026 (the "Letter Agreement"), the Sponsor and the Issuer's officers and directors agreed, among other things, to vote their Founder Shares, Private Shares and certain other shares in favor of a proposed Initial Business Combination, not to redeem such shares in connection with an Initial Business Combination, and to waive certain liquidation rights with respect to the Founder Shares and Private Shares. The Founder Shares and Private Units are also subject to transfer restrictions described in the Letter Agreement and the other agreements described in Item 6 below.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time acquire additional securities of the Issuer, dispose of securities of the Issuer, enter into discussions with the Issuer, its management, board of directors, shareholders or other persons, or take other actions relating to their investment, in each case depending upon various factors, including the Issuer's business and prospects, the status of a potential Initial Business Combination, market conditions, other investment opportunities and applicable legal requirements.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Sponsor is the record holder of 3,955,625 Ordinary Shares, consisting of 3,700,125 Founder Shares and 255,500 Ordinary Shares included in the Private Units. The Sponsor and Mr. McCabe may each be deemed to beneficially own 3,955,625 Ordinary Shares, representing approximately 30.8% of the outstanding Ordinary Shares. The percentage is based on 12,839,375 Ordinary Shares outstanding as of June 26, 2026, consisting of 8,625,000 Ordinary Shares subject to possible redemption and 4,214,375 other issued and outstanding Ordinary Shares, as reported in the Issuer's audited balance sheet filed as Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2026. Because Mr. McCabe is the sole director of the Sponsor, he may be deemed to share voting and dispositive power over the Ordinary Shares held by the Sponsor. Each Reporting Person has shared voting power and shared dispositive power over 3,955,625 Ordinary Shares and sole voting power and sole dispositive power over zero Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The amounts reported herein do not include Ordinary Shares issuable upon conversion of the rights or exercise of the warrants included in the Private Units because such securities are not currently convertible or exercisable and are not convertible or exercisable within 60 days.
Transactions in the class effected during the past sixty days: Except for the Sponsor's purchase on June 26, 2026 of 255,500 Private Units, each containing one Ordinary Share, at a purchase price of $10.00 per Private Unit, the Reporting Persons have not effected any transaction in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Ordinary Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Pursuant to the Subscription Agreement, the Sponsor acquired the Founder Shares for an aggregate purchase price of $25,000. The underwriters exercised their over-allotment option in full, and none of the Founder Shares was forfeited.

Under the Letter Agreement, the Sponsor and the Issuer's officers and directors agreed to specified voting, redemption, liquidation-waiver and transfer-restriction provisions with respect to the Founder Shares, Private Shares and certain other shares. Subject to specified exceptions, the Founder Shares may not be transferred until the earlier of (i) 180 days following the completion of the Issuer's Initial Business Combination and (ii) the date on which the Issuer completes certain post-business-combination transactions resulting in all public shareholders having the right to exchange their public shares for cash, securities or other property. Subject to specified exceptions, the Private Units and their underlying securities may not be transferred until 30 days after the completion of the Initial Business Combination.

Pursuant to a registration rights agreement dated June 25, 2026 (the "Registration Rights Agreement"), the holders of the Founder Shares, Private Units and certain other securities are entitled to specified demand and piggyback registration rights.

Pursuant to the Private Placement Units Purchase Agreement, the Sponsor purchased 255,500 Private Units for an aggregate purchase price of $2,555,000. The Private Units and their underlying securities are subject to specified transfer restrictions and other terms described therein.

Pursuant to a share escrow agreement dated June 25, 2026 (the "Share Escrow Agreement"), the Founder Shares were deposited into escrow and are subject to the release and transfer provisions set forth therein.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the agreements filed or incorporated by reference as exhibits to this Schedule 13D. Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

1 Joint Filing Agreement, dated August 19, 2026, by and between Futurewave Capital Solutions Limited and Daniel M. McCabe (filed herewith).

2 Securities Subscription Agreement between Futurewave Acquisition Corporation and Futurewave Capital Solutions Limited (incorporated by reference to Exhibit 10.5 to the Issuer's Registration Statement on Form S-1, as amended (File No. 333-295572)).

https://www.sec.gov/Archives/edgar/data/2116105/000182912626004585/futurewaveacq_ex10-5.htm

3 First Amendment to Subscription Agreement, dated May 28, 2026, between Futurewave Acquisition Corporation and Futurewave Capital Solutions Limited (incorporated by reference to Exhibit 10.5(a) to the Issuer's Registration Statement on Form S-1, as amended (File No. 333-295572)).

https://www.sec.gov/Archives/edgar/data/2116105/000182912626005938/futurewaveacq_ex10-5a.htm

4 Letter Agreement, dated June 25, 2026, by and among Futurewave Acquisition Corporation, Futurewave Capital Solutions Limited and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 30, 2026).

https://www.sec.gov/Archives/edgar/data/2116105/000182912626007072/futurewaveacq_ex10-1.htm

5 Registration Rights Agreement, dated June 25, 2026, by and between Futurewave Acquisition Corporation and Futurewave Capital Solutions Limited (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on June 30, 2026).

https://www.sec.gov/Archives/edgar/data/2116105/000182912626007072/futurewaveacq_ex10-3.htm

6 Private Placement Units Purchase Agreement, dated June 25, 2026, by and between Futurewave Acquisition Corporation and Futurewave Capital Solutions Limited (incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K filed on June 30, 2026, as amended).

https://www.sec.gov/Archives/edgar/data/2116105/000182912626007072/futurewaveacq_ex10-6.htm

7 Share Escrow Agreement, dated June 25, 2026, by and among Futurewave Acquisition Corporation, Futurewave Capital Solutions Limited, the shareholders party thereto and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.8 to the Issuer's Current Report on Form 8-K filed on June 30, 2026).

https://www.sec.gov/Archives/edgar/data/2116105/000182912626007072/futurewaveacq_ex10-8.htm

## Signatures
- Futurewave Capital Solutions Ltd: /s/ Daniel M. McCabe, Daniel M. McCabe, Director (08/19/2026)
- McCabe Daniel M.: /s/ Daniel M. McCabe, Daniel M. McCabe, Individual (08/19/2026)